Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)
170 University Avenue
Suite 1000
Toronto, Ontario
M5H 3B3

Item 2	Date of Material Change

November 14, 2017, November 15, 2017, November 17, 2017, November 20, 2017 and November 23, 2017.

Item 3	News Release

The press releases attached as Schedule “A”, Schedule “B”, Schedule “C”, Schedule “D” and Schedule “E” were disseminated through Marketwired on November 14, November 15, November 17, November 20 and November 23, 2017, respectively, with respect to the material changes.

Item 4	Summary of Material Change

On November 14, 2017, the Company filed a preliminary short-form prospectus dated November 14, 2017 (the “Prospectus”) with securities regulators in Ontario, British Columbia and Alberta, with respect to an offering of units comprised of one common share and one-half of one common share purchase warrant (the “Offering”). Bloom Burton Securities Inc. was announced as the sole agent for the Offering.

On November 15, 2017, the Company announced that it had priced the Offering and set the minimum gross proceeds at CDN$13,000,000 and the maximum gross proceeds at CDN$15,000,000. The Company also announced that the units would consist of one common share and one common share purchase warrant and be issued at a price of CDN$0.50 and that the warrants would each be exercisable for one common share at a price of CDN$0.60 for a period of 5 years following the closing of the Offering.

On November 17, 2017 the Company announced that it had filed an amended and restated preliminary short-form prospectus dated November 16, 2017 (the “Amended and Restated Prospectus”) with securities regulators in Ontario, British Columbia and Alberta, amending and restating the Prospectus to reflect, among other things, the pricing of the Offering.

On November 20, 2017 the Company announced that it had upsized its previously announced Offering, increasing the minimum gross proceeds to CDN$18,000,000 (from $13,000,000) and the maximum gross proceeds to CDN$23,000,000 (from $15,000,000).

On November 23, 2017 the Company announced that it had filed a second amended and restated preliminary short-form prospectus dated November 21, 2017, amending and restating the Amended and Restated Prospectus to reflect, among other things, the upsizing of the Offering.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Please see the press releases attached as Schedule “A”, Schedule “B”, Schedule “C”, Schedule “D” and Schedule “E”.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following executive officer is knowledgeable about the material changes and may be contacted about this report:

Stephen Randall
Chief Financial Officer
(416) 548-7522 (ext. 152)

Email:	stephen@titanmedicalinc.com
Website:	www.titanmedicalinc.com

Item 9	Date of Report

November 24, 2017.

Schedule “A”

[See Attached]

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 •Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

TITAN MEDICAL INC. ANNOUNCES
MARKETED OFFERING OF UNITS

Toronto, ON – (Marketwired – November 14, 2017) – Titan Medical Inc. ("Titan" or the "Company") (TSX: TMD) (OTCQB: TITXF) announces today that it has filed and been receipted for a preliminary short form prospectus (the “Preliminary Prospectus”) with securities regulators in the provinces of Ontario, British Columbia and Alberta in connection with a proposed marketed offering of units (the “Units”) of the Company (the “Offering”). Each Unit will be comprised of one common share of the Company and one-half of one common share purchase warrant (each full warrant, a “Warrant”). The Offering will be undertaken on a “best efforts” agency basis.

The number of Units to be distributed, the price of each Unit, the minimum and maximum size of the Offering, and the exercise price and term of each Warrant will be determined by negotiation between the Company and the agent (as defined herein) in the context of the market with final terms to be determined at the time of pricing. Bloom Burton Securities Inc. (the “Agent”) is the sole agent for the Offering. The Units may also be offered for sale in the United States through United States registered broker-dealers on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and applicable state laws.

The Offering is subject to a number of customary conditions, including, without limitation, receipt of all regulatory and stock exchange approvals. The net proceeds of the Offering will be used to fund continued development work in connection with the Company’s SPORT Surgical System, as well as for working capital and other general corporate purposes. Further details are disclosed in the Preliminary Prospectus, available at www.sedar.com.

About Titan

Titan is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery (“MIS”). The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including with respect to the use of the net proceeds of the Offering, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

U.S. Securities Law Caution

The securities described herein have not been, and will not be, registered under the U.S. Securities Act, or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons”, as such term is defined in Regulation S promulgated under the U.S. Securities Act (“U.S. Persons”), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

Neither the Toronto Stock Exchange (the “TSX”) nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

LHA Investor Relations
Kim Sutton Golodetz

(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

# # #

Schedule “B”

[See Attached]

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 •Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

Titan Medical Announces Pricing of Marketed Offering of Units

Toronto, ON – (Marketwired – November 15, 2017) – Titan Medical Inc. ("Titan" or the "Company") (TSX: TMD) (OTCQB: TITXF) is pleased to announce today that it has priced its previously announced marketed offering (the "Offering") of units of the Company (the "Units") for minimum gross proceeds of CDN$13,000,000 and maximum gross proceeds of CDN$15,000,000. Pursuant to the Offering, Titan will issue Units at a price of CDN $0.50 per Unit. Each Unit is comprised of one common share of the Company (a "Common Share") and one Common Share purchase warrant of the Company (a "Warrant"). Each Warrant is exercisable for one Common Share at a price of CDN $0.60, for a period of 5 years following the closing of the Offering.

The Offering will be undertaken on a best efforts basis pursuant to the terms and conditions of an agency agreement to be entered into between the Company and Bloom Burton Securities Inc. (the "Agent"). In connection with the Offering, the Agent will be paid a cash commission equal to 7.0% of the gross proceeds of the Offering and it will be issued that number of non-transferable broker warrants exercisable for Common Shares equal to 7.0% of the number of Units sold in the Offering (in each case excluding any Units sold to certain excluded subscribers).

A preliminary short form prospectus in respect of the Offering dated November 14, 2017 (the "Preliminary Prospectus") has been filed in each of the provinces of Ontario, British Columbia and Alberta pursuant to National Instrument 44-101 - Short Form Prospectus Distributions. In addition, the Units may also be offered for sale in the United States, by or through United States registered broker-dealers appointed by the Agent as sub-agents, and in certain offshore jurisdictions, in each case under available exemptions from the prospectus and registration requirements of applicable securities laws. The Company intends to file an amended and restated preliminary short form prospectus (the "Amended and Restated Preliminary Prospectus") with the securities regulatory authorities in each of the provinces of Ontario, British Columbia and Alberta, to provide additional details concerning the Offering, including pricing information.

The net proceeds of the Offering (the "Net Proceeds") will be used to fund continued development work in connection with the Company’s SPORT Surgical System, as well as for working capital and other general corporate purposes. Please see "Use of Proceeds" in the Preliminary Prospectus, which is available under the Company’s profile at www.sedar.com, for further details of the use of Net Proceeds.

The Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "TMD". An application will be made to list the Common Shares issuable under the Offering for trading on the TSX. Listing will be subject to the Company fulfilling all of the requirements of the TSX.

About Titan

Titan is a Canadian public company focused on the design and development of a robotic surgical system for application in minimally invasive surgery ("MIS"). The Company's SPORT Surgical System, currently under development, includes a surgeon-controlled robotic platform that includes a 3D high-definition vision system and instruments for performing MIS procedures. The surgical system also includes a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the robotic platform for controlling the instruments and provides a 3D high-definition endoscopic view of inside a patient’s body. The SPORT Surgical System is designed to enable surgeons to perform a broad set of surgical procedures for general abdominal, gynecological and urologic indications. For more information, visit the Company's website at www.titanmedicalinc.com.

Forward-Looking Statements

This press release contains "forward-looking statements" which reflect the current expectations of management of the Company. Such statements include, but are not limited to, statements regarding receipt of applicable regulatory approvals and the timing thereof, the filing of the Amended and Restated Preliminary Prospectus, the listing of the Common Shares on the TSX and the proposed use of the Net Proceeds. Wherever possible, words such as "may", "would", "could", "will", "anticipate", "believe", "plan", "expect", "intend", "estimate", "potential for" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the "Risk Factors" section of the Company's Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

U.S. Securities Law Caution

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. persons", as such term is defined in Regulation S promulgated under the U.S. Securities Act ("U.S. Persons"), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

CONTACT INFORMATION

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

Schedule “C”

[See Attached]

Titan Medical Announces Filing of Amended and Restated Preliminary Prospectus

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, Nov. 17, 2017 -- Titan Medical Inc. ("Titan" or the "Company") (TSX:TMD) (OTCQB:TITXF) advises that it has filed an amended and restated preliminary short-form prospectus (the “Amended Prospectus”) which amends its preliminary short-form prospectus dated November 14, 2017 related to the previously announced marketed offering (the "Offering") of units of the Company (the "Units") for minimum gross proceeds of CDN$13,000,000 and maximum gross proceeds of CDN$15,000,000. Pursuant to the Offering, Titan will issue Units at a price of CDN $0.50 per Unit. Each Unit is comprised of one common share of the Company (a "Common Share") and one Common Share purchase warrant of the Company (a "Warrant"). Each Warrant is exercisable for one Common Share at a price of CDN $0.60, for a period of 5 years following the closing of the Offering.

The Offering will be undertaken on a best efforts basis pursuant to the terms and conditions of an agency agreement to be entered into between the Company and Bloom Burton Securities Inc. (the "Agent"). In connection with the Offering, the Agent will be paid a cash commission equal to 7.0% of the gross proceeds of the Offering and it will be issued that number of non-transferable broker warrants exercisable for Common Shares equal to 7.0% of the number of Units sold in the Offering (in each case excluding any Units sold to certain excluded subscribers). The Company has granted the Agent an option, exercisable in whole or in part at any time and from time to time on the first Closing Date or for a period of 30 days following the first Closing Date, to offer for sale such number of additional Units (the “Over–Allotment Units”) and/or Warrants (the “Over-Allotment Warrants”) as is equal to 15% of the number of Units issued under the Offering, solely to cover over-allotments, if any, and for market stabilization purposes.

The Amended Prospectus has been filed in each of the provinces of Ontario, British Columbia and Alberta pursuant to National Instrument 44-101 - Short Form Prospectus Distributions. In addition, the Units may also be offered for sale in the United States, by or through United States registered broker-dealers appointed by the Agent as sub-agents, and in certain offshore jurisdictions, in each case under available exemptions from the prospectus and registration requirements of applicable securities laws.

The net proceeds of the Offering (the “Net Proceeds”) will be used to fund continued development work in connection with the Company’s SPORT Surgical System, as well as for working capital and other general corporate purposes. Please see "Use of Proceeds" in the Amended Prospectus, which is available under the Company’s profile at www.sedar.com, for further details of the use of Net Proceeds.

The Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "TMD". An application will be made to list the Common Shares issuable under the Offering for trading on the TSX. Listing will be subject to the Company fulfilling all of the requirements of the TSX.

About Titan

Titan is a Canadian public company focused on the design and development of a robotic surgical system for application in minimally invasive surgery ("MIS"). The Company's SPORT Surgical System, currently under development, includes a surgeon -controlled robotic platform that includes a 3D high-definition vision system and instruments for performing MIS procedures. The surgical system also includes a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the robotic platform for controlling the instruments and provides a 3D high-definition endoscopic view of inside a patient’s body. The SPORT Surgical System is designed to enable surgeons to perform a broad set of surgical procedures for general abdominal, gynecological and urologic indications. For more information, visit the Company's website at www.titanmedicalinc.com.

Forward-Looking Statements

This press release contains "forward-looking statements" which reflect the current expectations of management of the Company. Such statements include, but are not limited to, statements regarding the listing of the Common Shares on the TSX and the proposed use of the Net Proceeds. Wherever possible, words such as "may", "would", "could", "will", "anticipate", "believe", "plan", "expect", "intend", "estimate", "potential for" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the "Risk Factors" section of the Company's Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully and prospective investors should not place undue reliance on the forward -looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

U.S. Securities Law Caution

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. persons", as such term is defined in Regulation S promulgated under the U.S. Securities Act ("U.S. Persons"), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

CONTACT INFORMATION

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

Schedule “D”

[See Attached]

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 •Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

Titan Medical Announces Upsizing of Previously Announced Marketed Offering of Units

Toronto, ON – (Marketwired – November 20, 2017) – Titan Medical Inc. ("Titan" or the "Company") (TSX: TMD) (OTCQB: TITXF) is pleased to announce the upsizing of the previously announced marketed offering (the "Offering") of units of the Company (the "Units"). Based on strong investor demand, the board has approved an increase in the minimum Offering to CDN$18,000,000 (from CDN$13,000,000) and the maximum Offering to CDN$23,000,000 (from CDN$15,000,000). Pursuant to the Offering, Titan will issue Units at a price of CDN $0.50 per Unit. Each Unit is comprised of one common share of the Company (a "Common Share") and one Common Share purchase warrant of the Company (a "Warrant"). Each Warrant is exercisable for one Common Share at a price of CDN $0.60, for a period of five years following the closing of the Offering. The agent will not be granted any over-allotment option.

David McNally, President and CEO of Titan Medical, said, “We are delighted that the investment community has responded enthusiastically to the Offering, acknowledging the significant progress that the Company has made in achieving its milestones, as well as its prospects for the future.”

In connection with the foregoing, the Company intends to file a second amended and restated preliminary short form prospectus in each of the provinces of Ontario, British Columbia and Alberta pursuant to National Instrument 44-101 - Short Form Prospectus Distributions. In addition, the Units may also be offered for sale in the United States, by or through United States registered broker-dealers appointed by the Agent as sub-agents, and in certain offshore jurisdictions, in each case under available exemptions from the prospectus and registration requirements of applicable securities laws.

About Titan

Titan is a Canadian public company focused on the design and development of a robotic surgical system for application in minimally invasive surgery ("MIS"). The Company's SPORT Surgical System, currently under development, includes a surgeon-controlled robotic platform that includes a 3D high-definition vision system and instruments for performing MIS procedures. The surgical system also includes a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the robotic platform for controlling the instruments and provides a 3D high-definition endoscopic view of inside a patient’s body. The SPORT Surgical System is designed to enable surgeons to perform a broad set of surgical procedures for general abdominal, gynecological and urologic indications. For more information, visit the Company's website at www.titanmedicalinc.com.

Forward-Looking Statements

This press release contains "forward-looking statements" which reflect the current expectations of management of the Company. Such statements include, but are not limited to, statements regarding the filing of an amended and restated preliminary short form prospectus. Wherever possible, words such as "may", "would", "could", "will", "anticipate", "believe", "plan", "expect", "intend", "estimate", "potential for" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the "Risk Factors" section of the Company's Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

U.S. Securities Law Caution

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. persons", as such term is defined in Regulation S promulgated under the U.S. Securities Act ("U.S. Persons"), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

CONTACT INFORMATION

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

Schedule “E”

[See Attached]

Titan Medical Announces Filing of Second Amended and Restated Preliminary Prospectus

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, Nov. 23, 2017 -- Titan Medical Inc. ("Titan" or the "Company") (TSX:TMD) (OTCQB:TITXF) advises that it has filed and has obtained a receipt for an amended and restated preliminary short form prospectus (the “Second Amended Prospectus”) which amends and restates its previously filed amended and restated short form prospectus dated November 16, 2017 which, in turn, amended and restated its preliminary short form prospectus dated November 14, 2017 in connection with the marketed offering (the "Offering") of units of the Company (the "Units"). The Second Amended Prospectus provides for the previously announced increase of the minimum gross proceeds of the Offering to CDN$18,000,000 (from CDN $13,000,000) and the maximum gross proceeds of the Offering to CDN$23,000,000 (from CDN $15,000,000). Pursuant to the Offering, Titan will issue Units at a price of CDN $0.50 per Unit. Each Unit is comprised of one common share of the Company (a "Common Share") and one Common Share purchase warrant of the Company (a "Warrant"). Each Warrant is exercisable for one Common Share at a price of CDN $0.60, for a period of 5 years following the closing of the Offering.

The Offering will be undertaken on a best efforts basis pursuant to the terms and conditions of an agency agreement to be entered into between the Company and Bloom Burton Securities Inc. (the "Agent"). In connection with the Offering, the Agent will be paid a cash commission equal to 7.0% of the gross proceeds of the Offering and it will be issued that number of non-transferable broker warrants exercisable for Common Shares equal to 7.0% of the number of Units sold in the Offering (in each case excluding any Units sold to certain excluded subscribers).

The Second Amended Prospectus has been filed in each of the provinces of Ontario, British Columbia and Alberta pursuant to National Instrument 44-101 - Short Form Prospectus Distributions. In addition, the Units may also be offered for sale in the United States, by or through United States registered broker-dealers appointed by the Agent as sub-agents, and in certain offshore jurisdictions, in each case under available exemptions from the prospectus and registration requirements of applicable securities laws.

The net proceeds of the Offering (the “Net Proceeds”) will be used to fund continued development work in connection with the Company’s SPORT Surgical System, as well as for working capital and other general corporate purposes. Please see "Use of Proceeds" in the Second Amended Prospectus, which is available under the Company’s profile at www.sedar.com, for further details of the use of Net Proceeds.

The Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "TMD". An application has been made to list the Common Shares issuable under the Offering for trading on the TSX. Listing will be subject to the Company fulfilling all of the requirements of the TSX.

About Titan

Titan is a Canadian public company focused on the design and development of a robotic surgical system for application in minimally invasive surgery ("MIS"). The Company's SPORT Surgical System, currently under development, includes a surgeon -controlled robotic platform that includes a 3D high-definition vision system and instruments for performing MIS procedures. The surgical system also includes a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the robotic platform for controlling the instruments and provides a 3D high-definition endoscopic view of inside a patient’s body. The SPORT Surgical System is designed to enable surgeons to perform a broad set of surgical procedures for general abdominal, gynecological and urologic indications. For more information, visit the Company's website at www.titanmedicalinc.com.

Forward-Looking Statements

This press release contains "forward-looking statements" which reflect the current expectations of management of the Company. Such statements include, but are not limited to, statements regarding the listing of the Common Shares on the TSX and the proposed use of the Net Proceeds. Wherever possible, words such as "may", "would", "could", "will", "anticipate", "believe", "plan", "expect", "intend", "estimate", "potential for" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the "Risk Factors" section of the Company's Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully and prospective investors should not place undue reliance on the forward -looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

U.S. Securities Law Caution

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. persons", as such term is defined in Regulation S promulgated under the U.S. Securities Act ("U.S. Persons"), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

CONTACT INFORMATION

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com